NEWS RELEASE

Crosshair Begins Trading on OTCQB Under the Symbol “CRHRF”

July 1, 2013	(TSX: CXX) (OTCQB: CRHRF)

Crosshair Energy Corporation (TSX: CXX) (OTCQB: CRHRF) (“Crosshair” or the “Company”) announces that it’s common stock will begin trading today, Monday, July 1, 2013, on the OTC Markets Group’s OTCQB Marketplace (“OTCQB”) under the symbol “CRHRF”. Further to the Company’s news release of June 7, 2013, a Form 25 was filed with the U.S. Securities and Exchange Commission on Tuesday, June 18, 2013 and the Company was subsequently delisted from the NYSE MKT exchange pre-market open today, Monday, July 1, 2013. Associated with the move to OTCQB, Crosshair has opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes and the available liquidity for Crosshair at www.otcmarkets.com. Crosshair continues to be listed under the symbol “CXX” on the Toronto Stock Exchange, Canada’s premier stock exchange.

About Crosshair

Crosshair is active in the exploration and development of uranium and vanadium projects in North America. Its CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.